

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 10, 2008

Via U.S. Mail

Mr. George DeCourcy
Chief Financial Officer
X-Change Corporation
710 Century Parkway
Allen, TX 75013

> **Re: X-Change Corporation**
> **Item 4.02 Form 8-K**
> **Filed April 9, 2008**
> **File No. 002-41703**

Dear Mr. DeCourcy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Your disclosures provide little quantitative insight into the significance of your misstatements. Please amend your filing to disclose, at least, the restatement amounts or an estimated range of the amounts you have discovered to date with the financial statements line items affected that resulted in your determination that your financial statements filed for the referenced periods should no longer be relied upon. Refer to Instructions to Item 4.02 (a)(2) of Form 8-K.

2.   Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-B. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

*   *   *   *

As appropriate, please amend your filing and respond to the comments, via EDGAR, within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Andrew Mew, Senior Staff Accountant at (202) 551-3377.

Sincerely,

Robert S. Littlepage, Jr.
Accounting Branch Chief